

S

17017999

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69092

FACING PAGE

...n Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ocean Financial Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 NW 42nd Avenue, Suite 604
(No. and Street)

Miami	FL	33126
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Manuel del Canal 305-461-6940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz, & Farra, LLC
(Name – *if individual, state last, first, middle name*)

1450 Brickell Avenue, Suite 1800	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Manuel del Canal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ocean Financial Services, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title



LUIS A. GARCES
Notary Public - State of Florida
Commission # FF 969439
My Comm. Expires Jun 27, 2020
Bonded through National Notary Assn.

Personally Known 02/28/17

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OCEAN FINANCIAL SERVICES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF OFS HOLDING, LLC)

REPORT PURSUANT TO RULE 17A-5 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2016

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)

CONTENTS


MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Ocean Financial Services, LLC

We have audited the accompanying statement of financial condition of Ocean Financial Services, LLC (the "Company"), (A Wholly-Owned Subsidiary of OFS Holdings, LLC.) as of December 31, 2016, and the related statements of operations, changes in member's capital, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of Ocean Financial Services, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ocean Financial Services, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company is dependent on its member to provide financial support for its operations. The Company's ability to continue operations is dependent upon the member's willingness and ability to continue providing the necessary capital for the Company to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

The information contained in schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Ocean Financial Services, LLC financial statements. The supplemental information is the responsibility of the Ocean Financial Services, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 28, 2017

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS		
CASH AND CASH EQUIVALENTS	$	173,723
DEPOSIT WITH CLEARING ORGANIZATION		100,000
PREPAID EXPENSES		30,197
RECEIVABLE FROM CLEARING ORGANIZATION		17,824
PROPERTY AND EQUIPMENT, NET		17,025
OTHER ASSETS		1,200
	$	339,969

LIABILITIES AND MEMBER'S CAPITAL		
LIABILITIES		
Due to related party	$	49,710
Accounts payable and accrued liabilities		35,080
Commissions payable		15,709
Total liabilities		100,499
COMMITMENTS AND CONTINGENCIES (NOTES 7, 8, AND 9)		
MEMBER'S CAPITAL		239,470
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	339,969

CONFIDENTIAL
The accompanying notes are an integral part of these financial statements.

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUE		
Commissions	$	963,400
Other income		532
Total revenue		963,932
EXPENSES		
Salaries and related expenses		571,782
Professional fees		90,268
Clearing charges		88,840
Networking agreement		82,525
Other general and administrative		77,923
Insurance		66,269
Technology and communications		55,636
Rent		19,864
Depreciation		11,471
Interest		45
Total expenses		1,064,623
NET LOSS	$	(100,691)

CONFIDENTIAL
The accompanying notes are an integral part of these financial statements.

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2016

	$	Total
BALANCE - DECEMBER 31, 2015		340,161
NET LOSS		(100,691)
BALANCE - DECEMBER 31, 2016	$	239,470

CONFIDENTIAL
The accompanying notes are an integral part of these financial statements.

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(100,691)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		11,471
Changes in operating assets and liabilities:		
Prepaid expenses		22,422
Receivable from clearing organization		(4,660)
Other assets		1,599
Accounts receivable		780
Due to related party		(15,802)
Accounts payable and accrued liabilities		4,400
Commissions payable		(26,230)
Total adjustments		(6,020)
Net cash used in operating activities		(106,711)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(106,711)
CASH AND CASH EQUIVALENTS - BEGINNING		280,434
CASH AND CASH EQUIVALENTS - ENDING	$	173,723

CONFIDENTIAL
The accompanying notes are an integral part of these financial statements.

NOTE 1. OPERATIONS AND NATURE OF BUSINESS

Description of Business and Organization

Ocean Financial Services, LLC (the "Company"), a wholly-owned subsidiary of OFS Holding, LLC ("the Parent"), was formed on January 19, 2010, in the State of Florida, and on December 5, 2012, received authorization from the Financial Industry Regulatory Authority ("FINRA") to operate as a registered broker dealer. The Company is a Broker-Dealer registered with the Securities and Exchange Commission ("SEC"), and is also registered with the Securities Investor Protection Corporation.

Global RE Irrevocable Trust ("Global RE"), is the sole member of the Parent. On December 14, 2016, Global RE entered into a purchase agreement for the sale of the Parent to Ocean Bank. Under terms of the agreement, the purchase price of the Company includes the balance of debt at the Parent Company, which was used to fund the operations of the Company. Completion of the purchase agreement is dependent on approval from FINRA, and the buyer's Designated Examining Authority ("DEA").

On December 27, 2016, the Company submitted a Continuing Member Application ("CMA") to FINRA. In the CMA, the Company requested approval for a change in ownership, whereby Ocean Bank will acquire 100% of the shares of the Parent from Global RE. A beneficiary of the Global RE is also the President and CEO of Ocean Bank. In addition, he is deemed a related party of the Company due to the loans he provided to the Parent.

Operations and Nature of Business

The Company buys and sells securities on a riskless principal basis with customers and other dealers, earning a spread. The Company also sells certain offshore investment products for which the Company is a distributor and receives referral fees. The Company is also authorized to buy and sell equities, corporate debt, foreign debt, U.S. Government bonds, mutual funds, variable life insurance or annuities, securities for its own account, private placements, hedge funds, and structured products for its customers primarily residing in Central America, South America, and the Caribbean in an agency capacity and receives commissions. The Company is also authorized to network with Ocean Bank, an affiliated entity.

NOTE 1. OPERATIONS AND NATURE OF BUSINESS (Continued)

A significant portion of the Company's working capital has been obtained from funds provided by its Parent. The Company's liquidity position during the year-ended December 31, 2016 was significantly dependent upon the availability of continued funding from its Parent in the absence of achieving profitable operations.

In the event that the Company requires additional capital, the Parent has committed to funding the Company's operations either through Global RE, or through Ocean Bank through March 1, 2018, depending on the timing of the additional funding needed.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with the accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Changes in accounting standards, or interpretations of those standards, can impact the Company's revenue recognition and expense policies and affect its estimation methods used to prepare the financial statements. Changes in income tax regulations, revenue rulings, revenue procedures, and other guidance can impact its tax liability and alter the timing of cash flows associated with tax deductions and payments. New guidance often dictates how changes to standards and regulations are to be presented in the Company's financial statements, as either an adjustment to beginning retained earnings for the period or as income or expense in current period earnings. In some cases, changes may be applied to previously reported disclosures.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of three months or less, or that are not held for sales in the ordinary course of business.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company, during the course of operations, may maintain cash balances in excess of federally insured limits.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Revenue Recognition

Securities transactions and related trading gains or losses, commissions and clearing costs are reported on a trade date basis.

Interest income is recorded on an accrual basis.

Clearing Arrangements

The Company entered into a clearing agreement with COR Clearing, LLC ("Clearing Broker") on June 20, 2013 to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Broker. Pursuant to the Clearing Agreement, the Company is required to maintain a deposit of $100,000 with the Clearing Broker. In addition, terms of the agreement require the Company to maintain excess Net Capital of no less than $100,000. As such, the Company is contractually obligated to a minimum Net Capital of $200,000 to retain the services of the Clearing Broker. On December 31, 2016, the Company's Net Capital was approximately $191,048. The deficiency in contractual net capital was corrected in January 2017 with a capital contribution of $100,000.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation

Depreciation of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

Office equipment	5 years
Furniture and fixtures	7 years

Income Taxes

The Company is not subject to federal or foreign income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the consolidated federal income tax return of the Company's Parent; therefore, all current and future income tax assessments are attributable to the partners of the Parent and no income tax expense is reflected in the statement of operations. Tax years that remain subject to a U.S. Federal Income tax examination are 2013 through 2016. The Company is not subject to state income taxes in any of the jurisdictions that it is currently registered. There are no interest and penalties recognized in the statement of operations.

Revenue From Contracts With Customers

In May 2014, the Financial Accounting Standards Board issued an accounting standard update, which affects the revenue recognition of entities that enter into either (1) certain contracts to transfer goods or services to customers or (2) certain contracts for the transfer of nonfinancial assets. The update indicates an entity should recognize revenue in an amount that reflects the consideration the entity expects to be entitled to in exchange for the goods or services transferred by the entity. The update is to be applied to the beginning of the year of implementation or retrospectively and is effective for annual periods beginning after December 15, 2017 and in interim periods in that reporting period. Early application is permitted for annual reporting periods beginning after December 15, 2016. The Company is currently evaluating the effect the update will have on its financial statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Lease Accounting

In February 2016, the FASB issued an accounting standard update, which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP. Accounting by lessors remains largely unchanged from current US GAAP. The update is effective using a modified retrospective approach for fiscal years beginning after December 15, 2018, and interim periods within those years, with early application permitted. On November 8, 2016, the Securities Exchange Commission issued a letter regarding the treatment of operating leases under Rule 15c3-1. The Company is currently evaluating the effect the update will have on its financial statements.

NOTE 3. GOING CONCERN

The Company adopted the provisions of Accounting Standards Update 2014-15, Presentation of Financial Statements – Going Concern, commencing for the year-ended December 31, 2016. The new guidance requires management to evaluate whether there are conditions and events that raise substantial doubt about an entity's ability to continue as a going concern within one year after the financial statements are available to be issued and provide related disclosures of such conditions and events.

During the year ended December 31, 2016, the Company had a net loss of $100,691 and negative cash flow from operations of $106,711. Management expects that the Company will continue to have negative cash flows from operations over the next year. The Company has obtained a commitment from its Parent to continue to support the development of the Company. Management acknowledge that uncertainty remains over the ability of the Company to meet its cash requirement. However, management expects that the Company's liquid assets and anticipated funding from its Parent provide adequate resources to continue in operational existence for the foreseeable future.

NOTE 4. ACCOUNTS RECEIVABLES

As of December 31, 2016, commissions receivable of approximately $17,824 were held at the Clearing Broker.

NOTE 5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, at December 31, 2016 consisted of the following:

Furniture and fixtures	$	2,087
Office equipment		55,865
		57,952
Less: Accumulated depreciation		(40,927)
	$	17,025

Depreciation expense amounted to $11,471 for the year ended December 31, 2016.

NOTE 6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2016, the Company's "Net Capital" was $191,048, which exceeded requirements by $91,048. As of December 31, 2016, the Aggregate Indebtedness was $100,499, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.53 to 1.

NOTE 7. CONCENTRATION OF RISK

The Company, during the course of operations, may maintain cash balances in excess of federally insured limits.

Major Customers

For the year ended December 31, 2016, revenues from 12 customers accounted for approximately 40% of total revenue. In addition, the majority of the customers are referred by an affiliated party through a networking arrangement.

Off-Balance Sheet Risks

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 7. CONCENTRATION OF RISK (Continued)

Approximately 67% of revenue is from the sale of offshore investment products, for which the Company is a distributor. Commissions are earned upon purchase of the investment by the customer and generally received within 30 days from the date of purchase from the product provider. Terms of the distribution agreements allow for the cancellation of the investment by the customer. If the investment is cancelled in part or in whole by the customer within one year of purchase, the distribution company may chargeback as much as fifty percent of the commission. In such an event, the chargeback amount is deducted from commissions on future revenues. Management has considered these conditions. Based on management's assessment and the lack of historical cancellations, the Company provides no allowance for chargebacks on commissions earned.

NOTE 8. RELATED PARTY TRANSACTIONS

As of December 31, 2016, separate loans were provided to the Parent, either (i) on an individual basis by the President & Chief Executive Officer ("CEO") of Ocean Bank (an affiliated entity), or (ii) through a trust where the President & CEO of Ocean Bank is a beneficiary. These loans totaled $670,000 in aggregate, and $660,000 of such funds were then used to fund the Company. In addition, commencing on July 31, 2014, the CEO of the Company held an Executive Vice President position with Ocean Bank.

Services Agreement

The Company entered into a services agreement with Ocean Bank, (the "Affiliate") in February 2015, and the agreement was amended on April 19, 2016. The agreement automatically renews for successive one-year periods, and may be cancelled by either party with 30-day notice of cancellation. The Affiliate is related to the Company by virtue of common control. The Affiliate agreed to provide certain services to the Company which include internet access, cable TV, IT services, administrative assistant, use of furniture and office supplies, office cleaning, phone service and payroll support for a monthly fee to be paid by the Company to the Affiliate. For the year ended December 31, 2016, the Company incurred $13,219 of expense. Of which, $5,756 is included as a component of technology and communications expense, $350 as a component of insurance expense, and $7,113 as other general and administrative expense in the statement of operations. The Company owed $666 to the Affiliate, which is recorded as a component of due to related party in the accompanying statement of financial condition as of December 31, 2016.

NOTE 8. RELATED PARTY TRANSACTIONS (Continued)

Expense Sharing Agreement

The Company entered into an expense sharing agreement with the Affiliate in December 2012, and the agreement was amended on April 19, 2016. The agreement automatically renews for success one-year periods, and may be cancelled by either party with 30-day notice of cancellation. The Affiliate agreed to provide payroll services and employee expense reimbursement for travel, business meals and entertainment. For the year ended December 31, 2016, the Company incurred $546,399 of expense, in which, $500,139 is reflected as a component of salaries and related expenses and $46,260 is reflected as a component of other general and administrative expense in accompanying statement of operations. The Company owed $46,559 to the Affiliate, which is a component of due to related party in the accompanying statement of financial condition as of December 31, 2016.

Networking Agreement

The Company entered into a networking agreement with the Affiliate in March 2013. The agreement was amended in April 19, 2016, and automatically renews for a successive one year periods. The agreement may be cancelled by either party with 30-day notice of cancellation. Under terms of the agreement, the Company will pay the Affiliate a percentage of revenue from clients that the Affiliate has referred to the Company. For the year ended December 31, 2016, the Company incurred $82,525 of expense, which is reflected as networking agreement expenses in the accompanying statement of operations. The Company owed $4,412 to the Affiliate, which is a component of due to related party in the accompanying statement of financial condition as of December 31, 2016.

Lease Agreement

In December 2014, the Company entered into two lease agreements with the Affiliate for office space (see Note 9). Under the terms of the agreement, the Company pays rent and utility expense to occupy space for its current office facilities. Both leases are for a five-year period, and include a one-year option. For the year ended December 31, 2016, the Company incurred $19,269 of rent expense and $3,281 of utility expense relating to the lease agreements. The $3,821 of utility expense is a component of other general and administrative expense in the accompanying statement of operations. As of December 31, 2016, the Company has prepaid the January 2016 rent in the amount of $1,927, which is a component of prepaid expense in the accompanying statement of financial condition.

NOTE 8. RELATED PARTY TRANSACTIONS (Continued)

Summary

As of December 31, 2016, the Company had related party payable obligations of $666 for services, $46,559 for expense sharing, and $4,412 for the networking agreement. As of December 31, 2016, the Company prepaid the January 2016 rent in the amount of $1,927. The Company has a combined payable of $49,710, which is the due to related party in the accompanying statement of financial condition as of December 31, 2016.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Leases

In December 2014, the Company entered into two lease agreements with an Affiliate (See Note 8). The approximated future minimum rentals under the lease for the years subsequent to December 31, 2016 are as follows:

2017	$	18,549
2018		19,105
2019		19,678
Total minimum lease payments	$	57,332

NOTE 10. SUBSEQUENT EVENTS

Subsequent Events

On January 31, 2017, the Company received $100,000 of additional capital from the Parent.

As of February 28, 2017, the Company received two requests for additional information relating to the CMA submission, and has responded to those requests.

The Company has evaluated the subsequent events through February 28, 2017, which is the date the financial statements were issued. No recordable or disclosable events, not otherwise reported in these financial statements or the notes thereto, occurred.

SUPPLEMENTAL SCHEDULES

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)
Schedule I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2016

CREDITS		
Member's Equity	$	239,470
DEBITS		
Prepaid expenses		30,197
Property and equipment, net		17,025
Other assets		1,200
TOTAL DEBITS		48,422
NET CAPITAL		191,048
NET CAPITAL		191,048
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $100,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $100,499		100,000
EXCESS NET CAPITAL	$	91,048
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		52.60%
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Due to related party	$	49,710
Accounts payable and accrued liabilities		35,080
Commissions payable		15,709
TOTAL AGGREGATE INDEBTEDNESS	$	100,499

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)
Schedule II

Reconciliation of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission to Company's Corresponding Unaudited Form X17a-5, Part IIA Filing as of December 31, 2016

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing as of December 31, 2016.

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)
Schedule III
Subordinated Borrowings as of December 31, 2016

For the year ended December 31, 2016, the Company had no subordinated borrowings and is exempt from required Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

INFORMATION REGARDING COMPLIANCE WITH RULE 15C3-3


MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
Ocean Financial Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 17a-5(d)(4) of the Securities and Exchange Commission, in which (1) Ocean Financial Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ocean Financial Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provision") and (2) Ocean Financial Services, LLC stated that Ocean Financial Services, LLC met the identified exemption provision throughout the most recent fiscal year ended December 31, 2016 without exception. Ocean Financial Services, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ocean Financial Services LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 28, 2017

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)
Exemption Report under Rule 17a-5(d)(4) of the Securities and Exchange Commission
December 31, 2016

Ocean Financial Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R § 240.15c3-3 under provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year of January 1, 2016 to December 31, 2016, without exception.

Ocean Financial Services, LLC

I, Manuel del Cañal, affirm that, to my best knowledge and belief; this Exemption Report is true and correct.



By: ____________________

Title: Chief Executive Officer

February 28, 2017

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)
Statement on Exemption from the Computation for Determination of Reserve Requirement and information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements. All customer transactions are cleared through the Clearing Broker on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing organization.

INFORMATION REGARDING SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENT

OCEAN FINANCIAL SERVICES, LLC

AGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2016


MBAF
MORRISON BROWN ARGIZ & FARRA, LLC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS


MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES
REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Member of
Ocean Financial Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Ocean Financial Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Ocean Financial Services, LLC's compliance with the applicable instructions of Form SIPC-7. Ocean Financial Services, LLC's management is responsible for Ocean Financial Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

Check Date	Check number	Payee	Amount
7/22/16	1841	SIPC	$296
1/20/17	1882	SIPC	$300

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers; focus reports, general ledger and financial statements for the year ended December 31, 2016, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers for the year ended December 31, 2016 supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 28, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 16

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

069092 FINRA DEC
OCEAN FINANCIAL SERVICES LLC
780 NW 42ND AVE STE 604
MIAMI FL 33126-5538

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jonathan Jones, 954-913-0943

2. A.	General Assessment (item 2e from page 2)	$ 596.00
B.	Less payment made with SIPC-6 filed (exclude interest) July 22, 2016 Date Paid	(296.00)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	300.00
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 300.00
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 300.00	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

OCEAN FINANCIAL SERVICES, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FINOP
(Title)

Dated the 20 day of JANUARY, 20 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 16
and ending December 31, 20 16
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 963,932

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 725,444

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 0

Total deductions 725,444

2d. SIPC Net Operating Revenues $ 238,488

2e. General Assessment @ .0025 $ 596

(to page 1, line 2.A.)